UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

April 29, 2008
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains the press release entitled “NXP to Acquire Conexant’s Set-top Box Operations”, dated April 29, 2008.

Exhibits

1.             Press release, dated April 29, 2008

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  29th day of April 2008.

NXP B.V.

/s/ F.A. van Houten
F.A. van Houten, CEO

/s/ P.A.M. van Bommel
P.A.M. van Bommel, CFO

3

Exhibit 1

BUSINESS NEWS

NXP to Acquire Conexant’s Set-top Box Operations

Fourth Acquisition Creates Market Leading IC Provider for STB and Digital Television Applications

Eindhoven, The Netherlands, 29 April, 2008 – In its latest transformational move, NXP Semiconductors, the independent semiconductor company founded by Philips, today announced it will acquire the Broadband Media Processing (BMP) business of Conexant Systems, Inc., (NASDAQ: CNXT).  With this transaction, NXP’s existing set-top box and digital TV operations will be combined with Conexant’s BMP business.  The combined operations will create a top three player in digital video systems with the scale to establish a strong leadership position. The deal represents NXP’s fourth acquisition since independence and is the first for its Home Business Unit.

Conexant’s BMP business, which provides industry-leading solutions for satellite, cable and IPTV applications, accounted for US $205 million in revenue in 2007. Under the terms of the deal, NXP will pay Conexant US $110 million in cash up front, and additional consideration of up to US $35 million based on achievement of certain revenue milestones over the period from closing through 2009.

Conexant’s strengths in broadcast operator set-top box (STB) solutions are complementary to NXP’s terrestrial IP and retail STB and Digital TV products. Combined, they will offer the widest semiconductor portfolio for STB and digital TV applications in the industry, creating a unique technology source for developing digital video applications: innovative IC solutions for receiving more digital content in terrestrial, cable, satellite and IPTV broadcast environments with best in class picture and sound quality, anytime, anywhere in the home.

“NXP continues on the path to reshape the industry by building scale and leadership positions in its portfolio. By acquiring Conexant’s BMP activities, our digital TV and STB business will be strengthened in the operator segment of the market and we position ourselves to compete effectively on a global basis.” said Frans van Houten, Chief Executive Officer, NXP Semiconductors.

“We anticipate many R&D synergies from the combination such as the development of IP that can be reused across NXP’s STB and digital television systems portfolio. I am pleased to bring on board a strong team of Conexant engineers who have established a track record of developing industry-leading and award-winning solutions. Also Conexant’s BMP management team will bring to NXP their excellent market knowledge and close customer relationships,” said Christos Lagomichos, EVP and General Manager of NXP’s Home Business Unit.

“Over the years, the Conexant team has successfully developed complex solutions for a variety of set-top box applications,” said Scott Mercer, Conexant’s chief executive officer.  “NXP has a long history in consumer electronics, and they possess the scale, skill-sets, and resources required to maintain and expand the positions we established.  I am convinced that the combined team will attain an even higher level of success as they continue to deliver innovative, cost-effective set-top box solutions to customers worldwide.”

When the transaction closes, approximately 700 Conexant employees at locations in the United States, India, Northern Ireland, Israel and China will join NXP’s Home Business Unit. The transaction is subject to customary closing conditions and regulatory approvals, and is expected to close in the next 60 days.

Conexant’s BMP business being acquired by NXP offers a comprehensive suite of digital STB components and system solutions for worldwide satellite, cable and IP entertainment broadcasting networks.  The company’s product offering includes silicon tuners, demodulators, MPEG audio and video decoders, and DOCSIS® modems.  Complete reference designs that help manufacturers reduce cost and speed time-to-market are also available, bundled with a range of operating systems, middleware, drivers and development tools.

About NXP Semiconductors

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of USD 6.3 billion in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

- ENDS -

Forward-looking Statements NXP

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of NXP and certain plans and objectives of NXP with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further press information, please contact:

MEDIA

Europe & North America:
Pieter van Nuenen
Tel. +31 40 27 25398
pieter.van.nuenen@nxp.com

Greater China:
Jennis Li
Tel: + (8621) 2205 2487
jennis.li@nxp.com

APAC:
Mark Chisholm
Tel. +65 6882 5092
mark.chisholm@nxp.com

INVESTOR RELATIONS Jan Maarten Ingen Housz Tel. +31 40 27 28685 janmaarten.ingen.housz@nxp.com